# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oxford Lane Capital Corp., CIK 0001495222
CUSIP: MULTIPLES
Title of class of securities: Preferred Shares
Address of issuer's principal executive offices: 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 05/07/2025
Filed by CIK 0001607203
Persons authorized to receive notices and communications: Courtney Fandrick, 600 Steamboat Road, Suite 202, Greenwich, Connecticut (CT), 06830, 203 340 8536

## Reporting persons
- Eagle Point Credit Management LLC (CIK 0001607203): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,988,374; shared voting power 0; sole dispositive power 1,988,374; shared dispositive power 0; aggregate amount beneficially owned 1,988,374 (22.69% of the class)
- Thomas Philip Majewski (CIK 0001617694): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 9,250; shared voting power 1,988,374; sole dispositive power 9,250; shared dispositive power 1,988,374; aggregate amount beneficially owned 1,997,624 (22.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Preferred Shares
Name of issuer: Oxford Lane Capital Corp.
Address of issuer's principal executive offices: 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut (CT), 06830

## Item 2. Identity and Background
Name of person filing: Eagle Point Credit Management LLC
Residence or business address: 600 Steamboat Road, Suite 202, Greenwich, CT 06830 United States.
Present principal occupation or employment:
This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by (i) Eagle Point Credit Management LLC ("EPCM"), a Delaware limited liability company, and (ii) Thomas Philip Majewski ("Mr. Majewski"), a United States citizen (the "Reporting Persons"). The principal business address for the Reporting Persons is 600 Steamboat Road, Suite 202, Greenwich, CT 06830 United States.

EPCM is a registered investment adviser and serves as investment adviser to certain private funds and separately managed accounts which hold the Preferred Shares described herein (collectively, the "Accounts"). Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the Preferred Shares directly held by the Accounts. As such, EPCM can be deemed to beneficially own the Preferred Shares directly held by the Accounts.

EPCM is ultimately wholly owned by Eagle Point Holdings LP ("EP Holdings") through intermediary holding companies. Eagle Point Holdings GP LLC ("EP Holdings GP") is the sole general partner of EP Holdings. EP Holdings GP is managed by a board of managers (the "EP Holdings Board") of which the majority of the members are appointed by Trident EP-II Holdings LLC ("EP-II LLC"), which also owns a majority of the voting interests in EP Holdings GP.

EP Holdings is a Delaware limited partnership and EP Holdings GP is a Delaware limited liability company. The principal business address of each of these entities is c/o Eagle Point Credit Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

Set forth below is the name and principal occupation of each member of the Board of EP Holdings GP. Each of the following individuals is a United States citizen.

Name Principal Occupation Principal Business Address
Scott J. Bronner Managing Director, c/o Stone Point Capital LLC,
Stone Point Capital LLC 20 Horseneck Lane,
Greenwich, CT 06830
Thomas P. Majewski Managing Partner, c/o Eagle Point Credit
EPCM (and certain affiliated advisers) Management LLC,
600 Steamboat Road, Suite 202,
Greenwich, CT 06830
James R. Matthews Managing Director, Stone Point Capital LLC c/o Stone Point Capital LLC,
20 Horseneck Lane,
Greenwich, CT 06830

Additional information regarding EPCM's ownership and governance structure is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-77721), under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.
Criminal convictions in the last five years: During the past five years, none of the Disclosed Parties has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Disclosed Parties was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since the Reporting Persons' previous Schedule 13D filing relating to the Preferred Shares (filed with the SEC on November 14, 2024 and available at the following hyperlink: https://www.sec.gov/Archives/edgar/data/1607203/000110465924119436/tm2428550d1_sc13d.htm), all of the Preferred Shares reported herein were acquired over a period of time in multiple secondary transactions at various market prices. The funds used to acquire each of the Preferred Shares were from each applicable Account's available investment capital.

## Item 4. Purpose of Transaction
Purpose of transaction: EPCM caused the Accounts to acquire the Preferred Shares they hold for investment purposes and will continue to analyze such investments on an ongoing basis. EPCM, on behalf of the Accounts, reserves the right to increase or decrease the Accounts' ownership of the Preferred Shares over time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed to beneficially own an aggregate of 1,988,374 Preferred Shares, which represents approximately 22.69% of all of the Issuer's outstanding preferred shares. The number of Preferred Shares which may be deemed to be beneficially owned by the Disclosed Parties are as follows:

Shares Deemed to be
Beneficially Owned By: Nature of Ownership Percentage of Class
Eagle Point Credit Management Sole Voting and Sole 22.69%
LLC: 1,988,374 Dispositive Power (1)
Thomas Philip Majewski: 1,997,624 Shared Voting and Shared 22.8%
Dispositive Power (2)
EP Holdings (3): - - -
EP Holdings GP (3): - - -
EP Holdings Board members (3): - - -
EP-II LLC (3): - - -

(1) Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the Preferred Shares held by the Accounts. Thus, EPCM could be deemed to have the sole power to vote and dispose or direct the disposition of such Preferred Shares.

(2) As managing partner and portfolio manager for EPCM, Mr. Majewski has the ability to exercise investment discretion over the Accounts. Thus, he could be deemed to share the power to vote and dispose or direct the disposition of the Preferred Shares held by the Accounts.

(3) EP Holdings is a holding company for EPCM. While EP Holdings, EP Holdings GP, each of the EP Holdings Board members, and EP-II LLC could be deemed to share beneficial ownership of the securities held by the Accounts and beneficially owned by EPCM, each of the foregoing fully disclaim beneficial ownership of such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: 1,988,374
Transactions in the class effected during the past sixty days:
Subsequent to the last amendment to this Schedule 13D, filed with the SEC on November 14, 2024, the Accounts engaged in the following secondary transactions:

Number of Price per
Acquisition/ Preferred Preferred
Date Security Sale Shares Share
11/14/2024 7.125% Series 2029 Term Preferred Shares Sale 4 24.49
11/14/2024 6.00% Series 2029 Term Preferred Shares Sale 98 23.01
11/18/2024 Series 2027 Term Preferred Shares Sale 1,163 24.16
11/19/2024 6.00% Series 2029 Term Preferred Shares Purchase 1,058 23.00
11/19/2024 Series 2027 Term Preferred Shares Sale 100 24.16
11/20/2024 6.00% Series 2029 Term Preferred Shares Purchase 100 23.00
11/21/2024 7.125% Series 2029 Term Preferred Shares Purchase 2,500 24.10
11/21/2024 6.00% Series 2029 Term Preferred Shares Purchase 1 23.00
11/22/2024 7.125% Series 2029 Term Preferred Shares Purchase 1,748 23.94
11/22/2024 7.125% Series 2029 Term Preferred Shares Purchase 100 23.97
11/22/2024 7.125% Series 2029 Term Preferred Shares Purchase 652 24.00
11/22/2024 6.00% Series 2029 Term Preferred Shares Purchase 2 22.96
11/25/2024 7.125% Series 2029 Term Preferred Shares Purchase 186 23.85
11/25/2024 6.00% Series 2029 Term Preferred Shares Purchase 894 22.80
11/25/2024 6.00% Series 2029 Term Preferred Shares Purchase 715 22.86
11/25/2024 6.00% Series 2029 Term Preferred Shares Purchase 4,285 22.94
12/6/2024 7.125% Series 2029 Term Preferred Shares Purchase 969 24.20
12/9/2024 6.00% Series 2029 Term Preferred Shares Purchase 1,243 22.95
12/10/2024 6.00% Series 2029 Term Preferred Shares Purchase 25 22.95
12/10/2024 Series 2027 Term Preferred Shares Sale 160 24.18
12/11/2024 7.125% Series 2029 Term Preferred Shares Purchase 2,500 24.00
12/11/2024 6.00% Series 2029 Term Preferred Shares Purchase 299 22.95
12/12/2024 7.125% Series 2029 Term Preferred Shares Purchase 199 24.00
12/12/2024 6.00% Series 2029 Term Preferred Shares Purchase 24 22.90
12/13/2024 6.00% Series 2029 Term Preferred Shares Purchase 300 22.90
12/13/2024 6.00% Series 2029 Term Preferred Shares Purchase 300 22.95
12/16/2024 Series 2027 Term Preferred Shares Sale 3,475 24.06
12/16/2024 Series 2027 Term Preferred Shares Sale 957 24.10
12/16/2024 Series 2027 Term Preferred Shares Sale 200 24.11
12/16/2024 Series 2027 Term Preferred Shares Sale 350 24.13
12/16/2024 Series 2027 Term Preferred Shares Sale 100 24.15
12/17/2024 6.00% Series 2029 Term Preferred Shares Purchase 331 22.85
12/18/2024 7.125% Series 2029 Term Preferred Shares Purchase 2,500 23.80
12/18/2024 7.125% Series 2029 Term Preferred Shares Purchase 1,311 23.93
12/18/2024 7.125% Series 2029 Term Preferred Shares Purchase 1,189 24.00
12/18/2024 6.00% Series 2029 Term Preferred Shares Purchase 6 22.80
12/18/2024 Series 2027 Term Preferred Shares Sale 23 24.05
12/20/2024 Series 2027 Term Preferred Shares Sale 2,300 24.05
12/24/2024 Series 2027 Term Preferred Shares Sale 6,360 24.00
12/26/2024 Series 2027 Term Preferred Shares Sale 1,192 24.00
12/27/2024 Series 2027 Term Preferred Shares Sale 38 24.04
12/30/2024 Series 2027 Term Preferred Shares Sale 1,789 24.04
12/31/2024 Series 2027 Term Preferred Shares Sale 342 24.06
12/31/2024 Series 2027 Term Preferred Shares Sale 150 24.08
1/2/2025 Series 2027 Term Preferred Shares Sale 37 24.06
1/2/2025 Series 2027 Term Preferred Shares Sale 84 24.08
1/3/2025 Series 2027 Term Preferred Shares Sale 23 24.09
1/7/2025 Series 2027 Term Preferred Shares Sale 4,908 24.11
1/10/2025 7.125% Series 2029 Term Preferred Shares Sale 75 24.30
1/10/2025 7.125% Series 2029 Term Preferred Shares Sale 1 24.32
1/10/2025 7.125% Series 2029 Term Preferred Shares Sale 441 24.38
1/10/2025 6.00% Series 2029 Term Preferred Shares Purchase 500 22.79
1/10/2025 6.00% Series 2029 Term Preferred Shares Purchase 499 22.80
1/13/2025 Series 2027 Term Preferred Shares Sale 50 24.13
1/14/2025 Series 2027 Term Preferred Shares Sale 10,790 24.12
1/14/2025 Series 2027 Term Preferred Shares Sale 100 24.13
1/15/2025 Series 2027 Term Preferred Shares Sale 1,892 24.14
1/16/2025 7.125% Series 2029 Term Preferred Shares Sale 1 24.38
1/16/2025 6.00% Series 2029 Term Preferred Shares Purchase 686 22.83
1/16/2025 6.00% Series 2029 Term Preferred Shares Purchase 586 22.87
1/16/2025 6.00% Series 2029 Term Preferred Shares Purchase 1,000 22.88
1/16/2025 6.00% Series 2029 Term Preferred Shares Purchase 6,414 22.90
1/16/2025 6.00% Series 2029 Term Preferred Shares Purchase 1,000 22.91
1/16/2025 6.00% Series 2029 Term Preferred Shares Purchase 1,100 22.92
1/16/2025 6.00% Series 2029 Term Preferred Shares Purchase 1,412 22.93
1/16/2025 6.00% Series 2029 Term Preferred Shares Purchase 200 22.94
1/16/2025 6.00% Series 2029 Term Preferred Shares Purchase 674 22.95
1/16/2025 6.00% Series 2029 Term Preferred Shares Purchase 2,991 22.96
1/16/2025 6.00% Series 2029 Term Preferred Shares Purchase 4,101 22.97
1/17/2025 7.125% Series 2029 Term Preferred Shares Sale 3 24.25
1/17/2025 6.00% Series 2029 Term Preferred Shares Purchase 207 22.82
1/17/2025 Series 2027 Term Preferred Shares Sale 202 24.05
1/21/2025 Series 2027 Term Preferred Shares Sale 50 24.16
1/22/2025 7.125% Series 2029 Term Preferred Shares Sale 32 24.38
1/22/2025 6.00% Series 2029 Term Preferred Shares Purchase 5,000 22.82
1/22/2025 Series 2027 Term Preferred Shares Sale 764 24.16
1/22/2025 Series 2027 Term Preferred Shares Sale 1,200 24.18
1/23/2025 7.125% Series 2029 Term Preferred Shares Sale 313 24.38
1/23/2025 6.00% Series 2029 Term Preferred Shares Purchase 1,399 22.92
1/23/2025 6.00% Series 2029 Term Preferred Shares Purchase 1,136 22.93
1/23/2025 Series 2027 Term Preferred Shares Sale 2,792 24.16
1/23/2025 Series 2027 Term Preferred Shares Sale 762 24.18
1/23/2025 Series 2027 Term Preferred Shares Sale 900 24.19
1/24/2025 7.125% Series 2029 Term Preferred Shares Sale 100 24.38
1/24/2025 6.00% Series 2029 Term Preferred Shares Purchase 1 22.93
1/24/2025 Series 2027 Term Preferred Shares Sale 279 24.16
1/27/2025 Series 2027 Term Preferred Shares Sale 141 24.16
1/27/2025 Series 2027 Term Preferred Shares Sale 100 24.17
1/27/2025 Series 2027 Term Preferred Shares Sale 200 24.18
1/28/2025 7.125% Series 2029 Term Preferred Shares Sale 3 24.38
1/28/2025 Series 2027 Term Preferred Shares Sale 2,095 24.16
1/29/2025 7.125% Series 2029 Term Preferred Shares Sale 1,114 24.38
1/29/2025 Series 2027 Term Preferred Shares Sale 10,000 24.16
1/29/2025 Series 2027 Term Preferred Shares Sale 450 24.17
1/30/2025 7.125% Series 2029 Term Preferred Shares Sale 3 24.38
1/31/2025 7.125% Series 2029 Term Preferred Shares Sale 100 24.35
1/31/2025 7.125% Series 2029 Term Preferred Shares Sale 301 24.38
2/3/2025 7.125% Series 2029 Term Preferred Shares Sale 65 24.38
2/4/2025 7.125% Series 2029 Term Preferred Shares Sale 947 24.38
2/4/2025 Series 2027 Term Preferred Shares Sale 4,901 24.20
2/5/2025 7.125% Series 2029 Term Preferred Shares Sale 1,488 24.39
2/5/2025 Series 2027 Term Preferred Shares Sale 100 24.24
2/5/2025 Series 2027 Term Preferred Shares Sale 1,634 24.25
2/6/2025 7.125% Series 2029 Term Preferred Shares Sale 1 24.41
2/6/2025 Series 2027 Term Preferred Shares Sale 400 24.24
2/6/2025 Series 2027 Term Preferred Shares Sale 499 24.25
2/6/2025 Series 2027 Term Preferred Shares Sale 100 24.26
2/7/2025 7.125% Series 2029 Term Preferred Shares Sale 33 24.44
2/10/2025 Series 2027 Term Preferred Shares Sale 367 24.24
2/10/2025 Series 2027 Term Preferred Shares Sale 100 24.25
2/11/2025 Series 2027 Term Preferred Shares Sale 1 24.25
2/11/2025 Series 2027 Term Preferred Shares Purchase 1,014 24.19
2/11/2025 Series 2027 Term Preferred Shares Purchase 1,351 24.20
2/13/2025 Series 2027 Term Preferred Shares Sale 134 24.25
2/19/2025 Series 2027 Term Preferred Shares Sale 79 24.22
2/20/2025 7.125% Series 2029 Term Preferred Shares Sale 4 24.35
2/21/2025 7.125% Series 2029 Term Preferred Shares Sale 21 24.35
2/24/2025 7.125% Series 2029 Term Preferred Shares Sale 67 24.35
2/25/2025 7.125% Series 2029 Term Preferred Shares Sale 16 24.35
2/26/2025 7.125% Series 2029 Term Preferred Shares Sale 11 24.35
2/26/2025 Series 2027 Term Preferred Shares Sale 1,928 24.22
2/27/2025 Series 2027 Term Preferred Shares Sale 900 24.20
2/27/2025 Series 2027 Term Preferred Shares Sale 240 24.22
2/28/2025 Series 2027 Term Preferred Shares Sale 31 24.22
3/3/2025 Series 2027 Term Preferred Shares Sale 14 24.23
3/4/2025 Series 2027 Term Preferred Shares Sale 8,779 24.20
3/4/2025 Series 2027 Term Preferred Shares Sale 21 24.23
3/5/2025 7.125% Series 2029 Term Preferred Shares Sale 100 24.35
3/5/2025 Series 2027 Term Preferred Shares Sale 100 24.21
3/5/2025 Series 2027 Term Preferred Shares Sale 100 24.22
3/6/2025 Series 2027 Term Preferred Shares Sale 3,263 24.21
3/6/2025 Series 2027 Term Preferred Shares Sale 500 24.23
3/6/2025 Series 2027 Term Preferred Shares Sale 252 24.24
3/7/2025 7.125% Series 2029 Term Preferred Shares Sale 1,100 24.19
3/7/2025 7.125% Series 2029 Term Preferred Shares Sale 166 24.21
3/7/2025 7.125% Series 2029 Term Preferred Shares Sale 215 24.23
3/7/2025 Series 2027 Term Preferred Shares Sale 1,279 24.20
3/7/2025 Series 2027 Term Preferred Shares Sale 200 24.22
3/7/2025 Series 2027 Term Preferred Shares Sale 147 24.23
3/10/2025 7.125% Series 2029 Term Preferred Shares Sale 1,000 24.17
3/10/2025 7.125% Series 2029 Term Preferred Shares Sale 1,000 24.18
3/10/2025 7.125% Series 2029 Term Preferred Shares Sale 100 24.19
3/12/2025 Series 2027 Term Preferred Shares Sale 310 24.20
3/13/2025 7.125% Series 2029 Term Preferred Shares Sale 8 24.15
3/13/2025 6.00% Series 2029 Term Preferred Shares Sale 139 23.08
3/14/2025 7.125% Series 2029 Term Preferred Shares Sale 1,800 24.10
3/14/2025 7.125% Series 2029 Term Preferred Shares Sale 100 24.11
3/14/2025 7.125% Series 2029 Term Preferred Shares Sale 220 24.12
3/14/2025 7.125% Series 2029 Term Preferred Shares Sale 1 24.13
3/14/2025 7.125% Series 2029 Term Preferred Shares Sale 566 24.15
3/14/2025 6.00% Series 2029 Term Preferred Shares Sale 135 23.04
3/17/2025 7.125% Series 2029 Term Preferred Shares Sale 200 24.12
3/17/2025 6.00% Series 2029 Term Preferred Shares Sale 100 23.04
3/17/2025 6.00% Series 2029 Term Preferred Shares Sale 223 23.09
3/18/2025 7.125% Series 2029 Term Preferred Shares Sale 148 24.11
3/18/2025 6.00% Series 2029 Term Preferred Shares Sale 1 23.04
3/19/2025 7.125% Series 2029 Term Preferred Shares Purchase 114 23.92
3/19/2025 Series 2027 Term Preferred Shares Sale 100 24.1
3/19/2025 Series 2027 Term Preferred Shares Sale 158 24.11
3/19/2025 Series 2027 Term Preferred Shares Sale 371 24.16
3/26/2025 6.00% Series 2029 Term Preferred Shares Sale 959 23.00
3/26/2025 6.00% Series 2029 Term Preferred Shares Sale 22 23.02
3/27/2025 6.00% Series 2029 Term Preferred Shares Sale 1 23.00
3/28/2025 6.00% Series 2029 Term Preferred Shares Sale 1,215 22.95
3/28/2025 6.00% Series 2029 Term Preferred Shares Sale 22 23.00
3/31/2025 7.125% Series 2029 Term Preferred Shares Sale 3,472 24.11
3/31/2025 6.00% Series 2029 Term Preferred Shares Sale 200 22.95
3/31/2025 6.00% Series 2029 Term Preferred Shares Sale 100 23.00
4/1/2025 6.00% Series 2029 Term Preferred Shares Sale 958 22.92
4/1/2025 6.00% Series 2029 Term Preferred Shares Sale 153 22.95
4/4/2025 7.125% Series 2029 Term Preferred Shares Purchase 200 23.95
4/7/2025 6.00% Series 2029 Term Preferred Shares Purchase 334 22.52
4/7/2025 Series 2027 Term Preferred Shares Purchase 1,050 23.80
4/9/2025 Series 2027 Term Preferred Shares Purchase 200 23.77
4/10/2025 7.125% Series 2029 Term Preferred Shares Purchase 1,806 23.50
4/14/2025 6.00% Series 2029 Term Preferred Shares Purchase 2,499 22.28
4/15/2025 7.125% Series 2029 Term Preferred Shares Sale 430 23.80
4/15/2025 7.125% Series 2029 Term Preferred Shares Sale 5 23.90
4/16/2025 7.125% Series 2029 Term Preferred Shares Purchase 339 23.40
4/25/2025 7.125% Series 2029 Term Preferred Shares Sale 44 23.93
5/1/2025 6.00% Series 2029 Term Preferred Shares Sale 100 22.85
5/1/2025 Series 2027 Term Preferred Shares Sale 9,823 24.35
5/1/2025 Series 2027 Term Preferred Shares Sale 166 24.36
5/1/2025 Series 2027 Term Preferred Shares Sale 11 24.37
5/2/2025 Series 2027 Term Preferred Shares Sale 30,000 24.35
5/5/2025 Series 2027 Term Preferred Shares Sale 1 24.39
5/6/2025 Series 2027 Term Preferred Shares Sale 400 24.38
5/7/2025 Series 2027 Term Preferred Shares Sale 10,000 24.40
5/13/2025 7.125% Series 2029 Term Preferred Shares Sale 302 23.98
5/13/2025 7.125% Series 2029 Term Preferred Shares Sale 1,738 23.99
5/13/2025 7.125% Series 2029 Term Preferred Shares Sale 500 24.00
5/13/2025 7.125% Series 2029 Term Preferred Shares Sale 100 24.04
5/15/2025 7.125% Series 2029 Term Preferred Shares Sale 3 24.04

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The relationships between the Disclosing Parties are described in response to Item 2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13G is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: May 16, 2025

EAGLE POINT CREDIT MANAGEMENT LLC

By: /s/ Kenneth Onorio
Name: Kenneth Onorio
Title: Chief Financial Officer

THOMAS PHILIP MAJEWSKI

By: /s/ Thomas P. Majewski
Name: Thomas P. Majewski

All other materials which may be required to be filed as exhibits have been incorporated by reference herein.

## Signatures
- Eagle Point Credit Management LLC: /s/ Kenneth Onorio, Kenneth Onorio, Chief Financial Officer (05/16/2025)
- Thomas Philip Majewski: /s/ Thomas P. Majewski, Thomas P. Majewski (05/16/2025)